                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB/A2


                 General Form for Registration of Securities
                of Small Business Issuers Under Section 12(b)
                   or 12(g) of the Securities Act of 1934


                   American Electric Automobile Company, Inc.
                   ------------------------------------------
                  (Name of Small Business Issuer in Its Charter)


         Delaware                                   33-0727323
----------------------------        -----------------------------------
(State or Other Jurisdiction        (I.R.S. Employer Identification No.)
Incorporation or Organization)

 4190 Bonita Rd., Suite 105, Bonita, CA     91902
-----------------------------------------------------------------------
(Address of Principal Executive Offices)  (ZIP Code)


                       (619) 479-2809
 ----------------------------------------------------------------------
          (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

      Title of Each Class       Name of Each Exchange on which           to be
so Registered
Each Class is to be registered


                                 ___________________________

                                 ____________________________


Securities to be Registered under Section 12(g) of the Act:

       Common Stock

                                   PART 1


ITEM 1     DESCRIPTION OF BUSINESS


     HISTORY

American Electric Automobile Company (the "Company") was chartered as a Delaware corporation on May 9, 1996. On June 15, 1996 the Company acquired all of the outstanding stock of California Electric Automobile Co., Inc., incorporated in California on November 14, 1995, ("CEAC") from the shareholders of CEAC in an exchange for stock in the Company. The exchange was on the basis of one share of CEAC for ten shares of the Company for a total of 1,050,000 shares of the Company's common stock. Of the 1,050,000 shares, 900,000 were held in escrow pending the exercise of CEAC's option to purchase the assets and business of San Diego Electric automobile Company.

On October 17, 1996 the Company exercised its option to purchase the assets and business of San Diego Electric Automobile Company ("SDEAC"), a sole proprietorship. The purchase price was for 900,000 shares of AEAC's common stock. The Company is currently comprised of American Electric Automobile Company and its subsidiary, CEAC.

BUSINESS

A. OPERATION

The Company operates business through its subsidiary, California Electric Automobile company; through a joint venture with China Electric Auto, Ltd.; and through a joint venture company known as American Electric Automobile Company (ASIA), Inc. ("EVASIA") EVASIA is owned jointly by the Company (45%) and China Electric Auto, Ltd.(55%)

B. MISSION

The mission of the Company is to create profit through the following business activities:

1. Sale of automobiles that have been remanufactured from gasoline to electric power.

2. License its electric conversion technology to domestic and global manufacturers of automobiles in exchange for royalty income.

3. Seek joint venture arrangements with manufacturers of components for electric automobiles to design, develop and distribute these components.

C. PRESENT BUSINESS ACTIVITIES

1. The Company continues to promote its conversion business.

2. The Company markets components to individuals who wish to convert their own automobiles.
                                                           Page2

3. The Company is active in China through EVASIA.

D. COMPETITION

Electric passenger cars have been the latest electric vehicles to emerge on the market. Many automobile manufacturers have developed prototypes. These manufacturers realize the need for electric vehicles in the future to reduce air pollution and operating costs.

Late in 1996 the electric automobile industry saw at least three multi-national automobile manufacturers introduce their first production model. General Motors, Ford and Toyota now have new electric automobiles in showrooms in California and other states. Nissan currently has an electric model available in Japan.

All of the new vehicles are priced at proximately $34,000, but are normally only available for lease. The company's remanufactured vehicles will sell at much lower prices and are increasingly widely accepted. The emergence of the Hybrid-Electric concept that includes an on-board gasoline powered charger will dramatically improve the acceptance of electric passenger vehicles. Honda and several other major manufactures have announced these "parallel EVs". These are basicly gasoline powered automobiles with an electric motor boost. Mileage estimates published are approximately 70 miles per gallon.

Currently other converters of new and used automobiles include:
California Electric Cars of Seaside, CA
Electric Vehicles of America, Inc. of Maynard, MA
Electric Vehicles, Inc. of Mountain View, CA

Elfa Automotive Company of Jamestown, NY
Green Motorworks of North Hollywood, CA
Kaylor Energy Products of Boulder Creek, CA
Mike's Auto Care of San Mateo, CA
Specialty Vehicle Manufacturing Corp., Downey, CA
Solectria, Wilmington, MA
Sun Toys of Santa Cruz, CA
Suntera of Honokaa, Hawaii
TMD Worldwide Conversions of Troy, MI


E. MARKETING

Initial Marketing Goals:

1. Develop name recognition - maximize publicity with press releases, display advertising to target markets, articles, interviews, demos, contests, auto show booths, etc.

2. Build backlog of orders for Company's principal remanufactured models

3. Make available custom design and fabrication for the special engineered electric automobile based on customer specifications.

4. Develop a new 'glider' from one or more new auto manufacturers. The Company plans to establish a dealership in an auto park such as the National City Mile of Cars or the Chula Vista Main Street Auto Park or possibly in downtown
San Diego. Initially an arrangement with an existing automobile dealer will be sought. Partnering sales efforts, floor space, etc. will reduce the need for dedicated early investment in facilities.


F. CHINA JOINT VENTURE COMPANY

On February 20, 1997 the Company formed a California corporation called American Electric Automobile Company (ASIA), Inc. This Company is a join venture between China Electric Automobile, Ltd., a Hong Kong company,
(55% owner) and the Company (45% owners). The purpose of the joint venture is to promote electric automobiles in Asia. The Chair of the Company, Edward F. Myers, is the President of EVASIA.


On February 25, 1997 EVASIA signed a contract with Guangdong Vick Wei EV Co., Ltd. for the joint production of electric cars in Nanhai City, China. The contract calls for the modification of present gasoline car production lines to electric. The contract also calls for EVASIA to be a 30% joint venture partner in these electric auto production lines. On June 5, 1998 the joint venture completed its first prototype. This automobile has completed a years' testing at the new China electric automobile test center in Santou, China.

The automobile, an SUV style, in July of 1999 successfully completed a years' testing and has been licensed for use on the roads in China.


ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                                   GENERAL

        The Company's business continues to be the design and conversion of automobiles from gasoline to electric power. The company completed two conversions in 1999. The Company continues to work through EV ASIA with its conversions in China. The Company's conversion of an SUV model in China has successfully completed a year of tests in Shantow, China and is now licensed for use on the roads in China.

                             RESULTS OF OPERATIONS

                          Fiscal 1998 versus Fiscal 1997

During 1998 the Company had revenues of $25,047 compared to $36,341 for 1997. The reduced revenues may be due to a less aggressive marketing policy in regard to participation in environmental shows.

During 1998 the Company incurred $45,701 in Operating Expenses compared to $139,809 in 1997. The decrease was mainly due to the Company's effort to reduce reliance on consulting and other G & A expenses. In 1998 the Company wrote down the value of an investment in China Electric Automobile, Ltd.
by $18,750.

The Company recorded a loss of $54,404 in 1998 or $0.0191 per common share compared to a loss of $142,622 in 1997 or $0.06 per share, a decrease of $0.04 per share or 66%.

                         Fiscal 1999 versus Fiscal 1998

During 1999 the Company had revenues of $3,500 compared to $25,047 for the same period of 1998. During 1999 the Company lost its principle marketing personnel. The Company was also not able to attend as many trade shows. As of early 2000 the Company is just starting to rebuild its marketing ability.

During 1999 the Company had $79,037 in Operating Expenses compared to $45,701 in the same period in 1998.

The Company recorded a loss for the 1999 fiscal year of $85,898 compared to $54,404 in 1998. The Company's loss per common share for the Fiscal year in 1999 was $0.12 per share compared to $0.02 per share in 1998.

             LIQUIDITY AND CAPITAL RESOURCES - THE COMPANY

The Company has continued to reduce its expenses and reduce its annual loss. The Company now feels that it is in a position to strongly increase marketing and the expansion of business and revenues. The Company continues to seek additional financing through the offering and sale of the Company's securities. The Company has not received any indication that it will be successful in these efforts.


ITEM 3:     NATURE AND EXTENT OF ISSUER'S FACILITIES

Between 1996 and 1998 the Company rented remanufacturing facilities in Lakeside, CA from a previous officer and employee, Mr. Ron Larrea. Mr. Larrea lost his lease on the property in the second quarter of 1999. The Company has leased facilities at 1055 "G" street in San Diego, CA. for its business. The Company has a six month lease with an option to renew on the same terms for another six months. The property has 750 square feet of industrial space and is leased from an unaffiliated party for $3,000/Mo. This space is sufficient for the remanufacture of two automobiles at the same time. The property also has a large fenced area sufficient for the parking and display of up to ten automobiles. The Company deems this sufficient for its present level of operation.

The Company maintains its executive and sales offices at 4190 Bonita Road, Bonita, CA

Initially the marketing functions will be carried out by telephone. The Company plans to lease display space in an auto park as soon as financially feasible.

ITEM 4:     SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information concerning the common stock ownership as of January 31, 2000, of each officer, director and others known to the Company as management or to be the beneficial owner of more than five percent of the Company's common stock.

NAME AND ADDRESS                SHARE              PERCENTAGE
OF BENEFICIAL                   OWNERSHIP          OWNERSHIP
OWNER
,S.
Edward F. Myers                 2,351,000          52.3
Chairman/Director
4190 Bonita Rd.
Bonita, CA 91902

Gary G. DeGano*                   218,000            4.8
President/CEO/
Director
4190 Bonita Rd.
Bonita CA 91902

Betty N. Myers                  2,351,000           52.3
Security/Director
4190 Bonita Rd.
Bonita CA 91902

Gary L. Jackson                    76,000            1.7
Vice President
4190 Bonita Rd.
Bonita CA 91902

Percentages based on 4,471,600 shares outstanding on February 14, 2000.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND
         CONTROL PERSONS:

The names, ages, and respective positions of the current directors and executive officers of the Company are:

Name                       Age              Position
Edward F. Myers            67               Chairman/CFO



Gary G. DeGano             56               President & CEO
                                            Director

Gary L. Jackson            52               Vice President-
                                            Research

Dr. Edward F. Myers has been Chairman, and a Director of the Company since May
8, 1996 and President of California Electric Automobile Company, Inc. since
November 19, 1995.  Between June 1970 to September 1991 he was president of
Exten Ventures, Inc., a public company. From March 1983 to December, 1995, he was president of EFM Venture Group, Inc., a financial syndication firm. EFM was active between 1983 and 1985 and purchased commercial real estate for resale to partnerships which were subsequently syndicated through broker-dealers or their general partners. Dr. Myers was a director of William Lyon
College, San Diego from 1981-1985 and Treasurer and Trustee of Beacon
College, Washington, D.C., between 1981-1983.  From 1980 to 1983 he was
President of Exchange Accommodation Corporation, a company active in real estate exchanges, and was also Chairman of the Board of Impact International, Inc. Prior to 1980 Dr. Myers was Special Assistant to the Vice
President, Cubic Corporation; Director of Engineering, Swan Electronics, a subsidiary of Cubic Corp; President of EFM Financial, Inc,; Director and
Chairman of the Executive Committee of Microdyne Corporation; Director of
European Operations of Informatics, Inc.; Division Manager, Computer
Applications Inc.; manager of Applications research, Stromberg-Carlson,
Division of General Dynamics Corporation.

Mr. Gary G. DeGano was elected President, CEO and a Director of the Company on
August 1, 1997. Since March of 1997 he has also been President of Incremental
Data, Inc. Between 1995 and 1996 he was in charge of investor relations for Exten Industries, Inc. a public company. From 1986 until 1994 he was President and CEO of Sun Harbor Financial Resources Inc.,( a publicly traded NNOTC)
Company, President and CEO of Sun Harbor Mortgage, Inc. a full service mortgage banking firm in which he was one of the founders. Mr. DeGano has also been President of the following corporations; American Mortgage Network, Sea Coast, Inc., Pacific Sun Escrow Company and Sun Coast Mortgage Company.

Dr. GARY L. JACKSON has been Vice President of Research since December 6,
1999. Between December 5, 1996 and December 6, 1999 he was a Director of the
Company. He received his Phd from the University of Arizona in 1977 in Electrical Engineering with a Physics minor and since that time has been employed by General Atomics, San Diego, CA. He has made numerous contributions

                                                           Page 6

to the international fusion effort, particularly in the areas of plasma wall interactions and tokamak operations, including the commissioning of a stationary 250 ton flywheel to provide pulsed power (up to 260 MVA) for plasma experiments. Dr. Jackson has traveled extensively both in the U.S. and abroad including extended collaborations in England, Japan and Germany. He is the author of 16 refereed papers, 32 conference presentations, and a contributing author to more than 100 papers in the field of fusion plasmas. He has also contributed several articles on electric vehicles to the Society of Automotive Engineers (SAE), Electric Vehicle Associations of Southern
California (EVAOSC) and San Diego (EVAOSD), and has written a column, "Nuts and Volts" for the associations' newsletters. Dr. Jackson has been active in the field of electric vehicles for 27 years beginning with the construction of his first electric vehicle in 1969. Since then he has operated an electric vehicle on an almost continuous basis and has collected extensive test data on the operation and efficiency of electric vehicles. He is active in promoting
EV's, research in the EV field, and proving EV's in a racing environment. He was a founding member and former vice-president of the local electric vehicle chapter (EVAOSD) and has been interviewed for numerous newspaper stories and TV appearances. He is also owner of Little Guy Racing and Consulting. In order to prove the efficacy and durability of electric vehicles, Dr. Jackson has led a team to the Solar Electric 500 at the Phoenix International Raceway for the last 6 seasons. In the 1991 inaugural event he won third place overall, and was the first finisher using only conventional lead-acid batteries. In
1993 the team of Little Guy Racing (LGR) placed in two events: first place in the Stock B (commercial lead acid battery) division and third in the open completion. Beginning in 1994, a new car was added to the LGR fleet, a 1989
Geo Metro and a quick charge capability was added to the Rabbit. The Geo Metro has consistently placed 2nd or 3rd in the APS Electric race since that time.
The Geo Metro was also entered in the Los Angles Clean Air Rally, placing fourth in 1994 and third in 1995 competing against all types of clean air ehicles including natural gas. Dr. Jackson is committed to electric vehicles and their implementation in America's transportation infrastructure.

                                                           Page 8

ITEM 6:  EXECUTIVE COMPENSATION

                        Summary Compensation Table

Name &     Year Salary Bonus Other    Restricted  Options  LTIP     All other
Principle        ($)    ($)  annual   stock       SARs     Payouts  compen-
Position                     compen-  awards                ($)     sation ($)
                             sation($) ($)
E Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Chairman/  1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     -0-         8333      -0-     -0-

G DeGano   1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
President/ 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
CEO/Dir    1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-    1200         8333      -0-     -0-

B Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Secretary/ 1997  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         -0-       -0-     -0-
           1999  -0-    -0-    -0-    5000         -0-       -0-     -0-

G Jackson  1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Vice Pres. 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     720         8333      -0-     -0-

                Option/SAR Grants in Last Fiscal Year
                        (Individual Grants)

Name           Number of     % of Total     Exercise     Expiration
               Securities    Options/SAR    of Base      Date
               Underlying    Granted to     Price
               Options/SAR   Employees in   ($/Sh)
               Granted       Fiscal Year
E Myers        100,000       33.3%          $0.25        5/2002
Chairman/
Director

G DeGano       100,000       33.3%          $0.25        5/2002
President/
CEO/Dir

G Jackson      100,000       33.3%          $0.25        5/2002
Vice Pres./
Director

       Aggregated Option/SAR Exercises in Last Fiscal Year
                And FY-End Option/SAR Values

Name           Shares        Value       Number of      Value of
               Acquired      Realized    Unexercised    Unexercised
               On Exercise               Securities     In-the-Money
               Underlying                Options/SAR    At FY-End
                                         Options/SAR
                                         At Year End
E Myers        0             0           33,333         N/A (See Note)
Chairman/
Director

G DeGano       0             0           33,333         N/A
President/
CEO/Dir

G Jackson      0             0           33,333         N/A
Vice Pres./
Director

ITEM 7:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 29, 1998 the Company sold 60,000 shares of common stock at $0.25 per share to Mari Carmen Cedillo de Norby the wife of Director, Scott Norby. On May 12, 1998 the company sold 28,000 shares of its common stock at $0.25 per share for cash and exchanged 32,000 shares for an automobile valued at $8000 to Mari Carmen Cedillo de Norby, wife of Director Scott Norby.

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. EFM Venture Group, Inc. is controlled by the Company's Chairman, Edward F. Myers. The Company's board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. Betty N. Myers is the wife of the Company's chairman, Edward F. Myers. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. Mr. Jackson is a past Director of the Company. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company valued these shares at $0.02 per share.

ITEM 8:   DESCRIPTION OF SECURITIES


The Company is authorized to issue 50,000,000 shares of Common Stock, par value of $.0001 per share. As of January 20, 2000, the Company had outstanding 4,471,600 shares of Common Stock. There are 20,000,000 shares of preferred, none of which is issued.

Special meetings of the Shareholders may be called by the Officers, Directors, or upon request of holders of at least 10 Percent of the outstanding voting shares.

Holders of common Stock are entitled to one vote at any meeting of the shareholders for each Common share they own as of the record date fixed by the Board of Directors.

At any meeting of Shareholders, a majority of the outstanding Common Shares of the company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.
                                                           Page 11

                                   PART II


ITEM 1     MARKET

From October 1998 the Company's common stock was traded on the OTC Bulletin Board under the symbol "AEAM" During 1998 and the first quarter of 1999 there were no quotes.

Quarter                     High Bid           Low Bid

2nd quarter 1999            $0.25              $0.25
3rd quarter 1999             0.3125             0.01

Starting August 1, 1999 the Company's common stock was traded under the symbol "AEAM" by the National Quotation Bureau, LLC.

Quarter                    High Closing Bid    Low Closing Bid

3rd quarter 1999        $0.125                 $0.10
4th quarter 1999         0.10                   0.10

1st quarter 2000        $1.05                  $0.10

THE ABOVE QUOTATIONS REPRESENT PRICES BETWEEN DEALERS AND DO NOT INCLUDE RETAIL MARKUP, MARKDOWN OR COMMISSION, AND MAY NOT REPRESENT ACTUAL TRANSACTIONS

On March 20, 2000 the Company's shareholders voted to consolidate the common shares on a one for three exchange.

The Company's "new" common stock was assigned a new CUSIP number and a new trading symbol "AEAC". Trading of the "new" shares started on April 5, 2000.

The Company had approximately 62 shareholders of record as of March 10, 2000.


                              "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


ITEM  2:    LEGAL PROCEEDINGS

     None


ITEM 3:     Changes in and disagreements with accounts

The Company has hired the firm of Weinberg & Company P.A.

to be the Company's auditors after Harlen and Boettger, LLP no longer did audits for public companies.

There has been no disagreement with the Company's accountants.


ITEM 4:     RECENT SALES OF UNREGISTERED SECURITIES


Between October 21, 1996 and December 31, 1997 the Company sold 150,500 common shares at $0.25 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1997 the Company issued 100,000 common shares for radio time. These shares were valued by the board of directors at $25,000. The Company also issued 39,000 shares of common stock in exchange for outside consulting services valued at $9,750 or $0.25 a share. The Company issued these shares under an exemption from registration contained in Regulation D(504).

Between January 1, 1998 and December 31, 1998 the Company sold 8000 common shares at $1.00 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1998, the Company issued 32,000 restricted shares in exchange for a 1998 VW Beetle, which the Board of Directors valued at $8,000 based on the transferer's historical cost basis. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

Between April 22, 1999 and November 19, 1999 the Company sold 422,200 shares of restricted common stock at $0.125 per share. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

In July 1999 the Company issued 100,000 shares of its common stock to David Schuil in return for preparing a business plan for the Company. The company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

During 1999 the Company issued 56,000 restricted common shares for services valued by the board of directors at a total of $8,000. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company's board of Directors approved an offering of 3,000,000 common shares at a price of $0,125 per share. The Company filed a Form D for a 504 offering on February 15, 2000. The sales were to be made only to acredited investors residing in the states of, PA. MN and TX.
During February and March 2000, the Company issued 690,000 shares of its common stock for cash at $0.125 per share.

All cash sales were made without underwriting discounts or commissions.


ITEM 5:     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation of the Company provides for indemnification of Directors and Officers of the Company as follows:


                                ARTICLE IX

"The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of * 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented."

                                ARTICLE X

"The corporation shall, to the fullest extent permitted by the provisions of * 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."


                                PART F/S

A) Audited Financial Statements for the fiscal years ended 1998 and 1999


                               PART III


b)   2.1      Plan of Acquisition of California Electric Automobile
Company, Inc.*
     3.1(i)   Articles of Incorporation*
     3.1(ii)  By-Laws*
     4.1      Instruments defining the rights of holders*
    11.1      Computation of per share earnings 12/31/1998*
    11.2      Computation of per share earnings 12/31/1999
    21.1      Subsidiaries of the registrant*

* Filed by reference to a Form 10SB filed on February 23, 2000.

A) Audited Financial Statements for the fiscal years ended 1998 and 1999

INDEPENDENT AUDITOR'S REPORT

                  AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
                               AND SUBSIDIARY
                     CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1999

                 AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
                              AND SUBSIDIARY


                                CONTENTS

PAGE          1          INDEPENDENT AUDITORS' REPORT

PAGE          2          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31,
                         1999

PAGE          3          CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                         YEARS ENDED DECEMBER 31, 1999 AND 1998

PAGE          4          CONSOLIDATED STATEMENTS OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE YEARS
                         ENDED DECEMBER 31, 1999 AND 1998

PAGE          5          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
                         THE YEARS ENDED DECEMBER 31, 1999 AND 1998

PAGES         6 - 16     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
American Electric Automobile Company, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company's continuing operating losses and working capital deficiency of $58,055 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning his matter are also described in Note 13. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


//WEINBERG & COMPANY, P.A.//

Boca Raton, Florida
March 28, 2000

             AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEET
                            DECEMBER 31, 1999

                                   ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                $  1,941
  Due from related party                                      7,212
  Inventories                                                15,995
                                                           --------
TOTAL CURRENT ASSETS                                         25,148
                                                           --------
PROPERTY & EQUIPMENT - NET                                   35,593
                                                           --------

OTHER ASSETS
  Investments                                                18,750
                                                           --------
TOTAL OTHER ASSETS                                           18,750
                                                           --------

TOTAL ASSETS                                               $  79,491
------------                                               ---------


                  LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                  ----------------------------------------
LIABILITIES


CURRENT LIABILITIES
  Accounts payable                                         $   9,910
  Income tax payable                                           4,340
  Accrued expenses                                             2,138
  Accounts payable - related parties                          39,006
  Notes payable - related party                               27,809
                                                           ---------
TOTAL CURRENT LIABILITIES                                     83,203
                                                           ---------

COMMITMENTS AND CONTINGENCIES  (Note 12)

STOCKHOLDERS' DEFICIENCY
  Preferred stock, $.0001 par value,
   20,000,000 shares authorized,
   none issued and outstanding                                 -
  Common stock, $.0001 par value,
   50,000,000 shares authorized,
   3,575,600 shares issued and outstanding                       357
  Additional paid-in capital                                 298,113
  Accumulated deficit                                       (298,182)
                                                            ---------
                                                                 288
  Less subscription receivable                                (4,000)
                                                            ---------
TOTAL STOCKHOLDERS' DEFICIENCY                                (3,712)
                                                            ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY             $  79,491
----------------------------------------------             ----------

      See accompanying notes to consolidated financial statements
                                       2

             AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                      1999             1998
                                                    --------         --------
NET REVENUES                                       $  3,500         $  25,047
COST OF REVENUES                                     (7,352)            9,657
                                                   --------         ---------
GROSS MARGIN                                        (3,852)           15,390
                                                   ---------        ---------

OPERATING EXPENSES
Consulting                                          16,000            2,000
Legal and professional fees                         37,440            3,814
General and administrative                          25,597           39,887
                                                  --------         --------
TOTAL OPERATING EXPENSES                            79,037           45,701
                                                  --------         --------

LOSS FROM OPERATIONS                               (82,889)         (30,311)

OTHER EXPENSES
  Interest expense                                   1,069            1,069
  Loss on investment                                   -             18,750
  Loss of investee                                     -              3,474
                                                  ---------        --------
TOTAL OTHER EXPENSES                                 1,069           23,293

LOSS BEFORE INCOME TAXES                           (83,958)         (53,604)

FEDERAL AND STATE INCOME TAXES                       1,940              800
                                                 --------         ---------

NET LOSS                                          $(85,898)        $(54,404)
                                                 =========        =========

Net loss per common share - basic and diluted     $ (.1195)        $ (.0191)
                                                  =========        =========
Basic and diluted weighted average number of
 common shares outstanding                         718,589         2,847,984
                                                  ========         =========

       See accompanying notes to consolidated financial statements

             AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                 ADDITIONAL
                  COMMON STOCK   PAID-IN    ACCUMULATED SUBSCRIPTIONS
                SHARES    AMOUNT CAPITAL    DEFICIT     RECEIVABLE    TOTAL
                ------    ------ ---------- ----------- ------------- --------

BALANCE,
DECEMBER 31,
1997            2,756,000 $ 275 $137,145  $(157,880)    -            $(20,460)

Issuance of
common shares
in exchange for
vehicle            32,000     3    7,997       -        -               8,000

Issuance of
common shares
for cash          176,000    18   49,983       -        -              50,001

Net loss, 1998       -       -        -     (54,404)    -             (54,404)
                --------- ----- --------  ----------   -------       ---------

BALANCE,
DECEMBER 31,
1998            2,964,000  296   195,125   (212,284)    -             (16,863)

Issuance of
common stock
for cash          455,600   45    56,729       -       (4,000)         52,774

Issuance of
shares in
exchange
for debt           48,000    5     8,770       -        -               8,775

Issuance of
common stock
for services      108,000   11    14,489       -        -              14,500

Forgiveness of
debt of
related party       -        -    23,000       -        -              23,000

Net loss, 1999      -        -       -      (85,898)    -             (85,898)
                --------- ----- --------  ----------   -------       ---------

BALANCE,
DECEMBER 31,
1999            3,575,600 $357  $298,113  $(298,182)   (4,000)       $ (3,712)
                ========= ====  ========  =========    =======       =========

           See accompanying notes to consolidated financial statements
                                       4

             AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                        1999          1998
                                                      --------      --------
Cash flows from operating activities
  Net loss                                            $(85,898)     $(54,404)
Adjustments to reconcile net loss to net cash used in
operating activities
  Depreciation                                           7,772         7,772
  Loss from investee                                       -           3,474
  Loss on investment                                       -          18,750
 Stock issued for services                              14,500           -
(Increase) decrease in:
  Accounts and loans receivable                         (1,225)       (6,461)
  Inventory                                             16,199        (8,199)
  Payroll tax refund receivable                            450          (450)
Increase (decrease) in:
  Accounts payable and accrued expenses                  9,645        (8,047)
  Accounts payable - related parties                     3,718        (1,705)
  Income taxes payable                                   1,940           750
                                                      --------      ---------
Net cash used in operating activities                  (32,899)      (48,520)
                                                      --------       --------
Cash flows from investing activities
  Purchase of property and equipment                   (18,688)       (3,862)
                                                      --------       --------
Net cash used in investing activities                  (18,688)       (3,862)
                                                      --------       --------
Cash flows from financing activities
  Proceeds from stock issuance                          52,775         50,001
                                                      --------       --------
Net cash provided by financing activities               52,775         50,001
                                                      --------       --------
NET INCREASE  (DECREASE) IN CASH                         1,188         (2,381)

CASH AND CASH EQUIVALENTS  - BEGINNING OF YEAR             753          3,134
----------------------------------------------        --------      ---------

CASH AND CASH EQUIVALENTS - END OF YEAR               $  1,941      $     753
---------------------------------------               ========      =========

Cash paid during the year for:
  Interest                                            $    -        $    -
                                                      ========      =========
Income Taxes                                          $    -        $      50

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
-----------------------------------------------------------------------
During 1999 the Company issued 48,000 shares of its common stock to settle $8,775 of accrued expenses payable to an individual (See Note 12(A)(ii)). In addition, an individual forgave $23,000 that the Company owed him pursuant to a settlement agreement (See Note 7)

During November 1999, the company issued 32,000 shares of its common stock for a stock subscription receivable of $4,000.

      See accompanying notes to consolidated financial statements

             AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1999

NOTE  1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A)  Organization and Description of Business
  ---------------------------------------------
       American Electric Automobile Company, Inc. ("AEAC"), a Delaware corporation, was incorporated on May 9, 1996. On June 15, 1996, AEAC acquired all of the outstanding stock of California Electric Automobile Co., Inc. ("CEAC"), a California corporation incorporated on November 14, 1995 (together the "Company"). AEAC exchanged 1,050,000 shares of its common stock, in a ratio of ten to one, for all of the outstanding shares of CEAC. The acquisition was accounted for using the purchase method of accounting. Under this method, the assets were recorded at their fair market value. The excess of the value of the stock issued over the fair market value of the assets acquired of $95 was written off as goodwill since it was considered de minimis.

       On October 17, 1996, CEAC purchased the net assets of San Diego Electric Automobile Company ("SDEAC") issuing 105,000 shares of CEAC's common stock, at which time, the Company commenced operations. On this date, the operations of SDEAC transferred to the Company. There were no assets or liabilities recorded or acquired as a result of this transaction.

       The Company's mission is to provide environmentally sensitive, quality and cost effective electric automotive transportation domestically with cooperative structuring of opportunities with global partners.

       The Company also has a relationship with a Chinese automobile manufacturer to convert their present gasoline powered vehicles into electric cars and to ultimately import these new vehicles for sale in North America (See Note 5).

  (B) Principles of Consolidation
  -------------------------------
      The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation

  (C) Use of Estimates
  --------------------
      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

  (D) Cash and Cash Equivalents
  -----------------------------
      For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

  (E) Inventory
  -------------
      Inventory consists of vehicles held for sale, including finished goods as well as work in process. Inventory is valued at the lower of cost or market with cost determined under the first-in, first-out method.

  (F) Property and Equipment
  --------------------------
      Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double declining balance method over the estimated useful lives of the assets from five to ten years.

  (G) Investments
  ---------------
      The Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 ("APB 18") and related interpretations. Under APB 18, investments in corporate joint ventures and other common stock of less than 20% are generally accounted for using the cost method while investments between 20% and 50% are generally accounted for using the equity method.

      Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee.

  (H) Stock Options
  -----------------
      In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company has elected to account for stock options issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25") and related interpretations and accounts for options issued to non-employees for services under SFAS 123
      (See Note 9(C)).

  (I) Concentration of Credit Risk
  --------------------------------
      The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk or cash and cash equivalents.

  (J) Revenue Recognition
  -----------------------
      The Company recognizes revenue on each automobile conversion when the completed conversion is billed and delivered to the respective customer.

  (K) Income taxes
  ----------------
      The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (L) Recent Accounting Pronouncements
  ------------------------------------
      The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by statement No 137, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

  (M) Loss Per Share
  ------------------
      Loss per share is provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share would reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. Due to the anti - dilutive effects of these common stock equivalents, they were not included in the loss per share calculation. This results in the same calculation for both basic and diluted loss per share. At December 31, 1999, there were 460,000 common stock options outstanding that could potentially dilute future earnings per share.

  (N) Reclassification
  --------------------
      Certain 1998 balances have been reclassified to conform to the 1999 presentation.

NOTE  2  DUE FROM RELATED PARTY
------   ----------------------
      Accounts receivable - related party consists of advances made in 1999 and 1998 to AEAA for operating expenses totaling $7,212, net of equity method losses (See Note 5) at December 31, 1999.

NOTE  3  INVENTORY
-------  ---------
      Inventory at December 31, 1999 consists of the following:

      Finished goods - vehicle (See Note 7)                     $  15,995
                                                                ----------
                                                                $  15,995
                                                                =========
NOTE  4  PROPERTY AND EQUIPMENT
-------  ----------------------
Property and equipment at December 31, 1999 consists of the following:

      Electronic demonstration vehicles (See Notes 7 & 8)       $  57,550
      Less: accumulated depreciation                              (21,957)
                                                                ----------
       Total property and equipment - net                       $  35,593
                                                                =========
      Depreciation expense was $7,772 for each of the years ended
      December 31, 1999 and 1998.

NOTE  5  INVESTMENTS
-------  -----------
     Investments at December 31, 1999 are as follows:

     China Electric Automobile Company of Hong Kong, Ltd.       $  18,750
     American Electric Automobile Company (ASIA), Inc.               -
                                                                ----------
                                                                $  18,750
                                                                ==========

     On May 18, 1996, the Company entered into an agreement with China Electric Automobile Company of Hong Kong, Ltd. ("CEHK") in which each exchanged approximately 5% of their outstanding common stock for the other company's stock. The object of the relationship is the pursuit of business opportunities and product development using the company's combined resources. This agreement was undertaken with the intention of entering into further business relationships as product development became more advanced. The value of this investment was assigned based on the Company's cash offering price, $0.25 per share, for its common stock near the date of the agreement. In accordance with APB 18 and related interpretations (See Note 1(G)), the investment was originally recorded at $37,500, using the cost method, and was subsequently adjusted in 1998 to its net realizable value of $18,750.

     On February 12, 1997, the Company entered into an agreement with CEHK to form a joint venture to engage in various electric vehicle related businesses, including design, production and trading in electric vehicles and related parts. The joint venture, American Electric Automobile Company (Asia), Inc. ("AEAA"), a California corporation, has its common stock ownership divided fifty-five percent to CEHK and forty-five percent to the Company. The Company's original contribution to the joint venture was $3,000. The joint venture agreement states that CEHK is responsible for securing AEAA a profit generating agreement with a third party, upon which they would be entitled to an additional five-percent of the voting stock of the Company. In accordance with APB 18 and related interpretations (See Note 1(G)), the investment is accounted or under the equity method. During 1998 the Company decreased the value of their investment in AEAA to zero and reduced a portion of the receivable from AEAA after accounting for their portion of the investee's loss under the equity method. AEAA had no revenues or expenses during 1999; therefore, no additional equity method adjustments were made to the investment or the receivable from AEAA (See Note 2) during 1999.

     During 2000, CEHK secured a contract for AEAA to produce electric vehicles in China to be used as taxicabs.

NOTE  6  ACCRUED EXPENSES
-------  ----------------
     Accrued expenses at December 31, 1999 consists of the following:

     Interest payable on related party note (See Note 8)       $   2,138
                                                               ----------
                                                               $   2,138
                                                               =========
NOTE  7  ACCOUNTS PAYABLE - RELATED PARTY
-------  ---------------------------------
     Accounts payable - related parties at December 31, 1999 are summarized as follows:

     EFM Venture Group, Inc.                                   $  30,206
     Other directors                                               8,800
                                                                --------
                                                               $  39,006
                                                               ==========
     EFM Ventures Group, Inc. ("EFM") is one-third owned and operated by the Company's chairman. The payable to EFM consists of purchases and expenses of $9,206 paid on behalf of the Company and fees of $21,000 outstanding from a consulting agreement (See Note 11). EFM has agreed to defer payment of these amounts until the Company begins substantial operations and generates sufficient cash flow, which management expects to be in the near term. The payables to EFM are secured by a lien against two completed vehicles owned by the Company, one of which is included in inventory and the other in property and equipment
     (See Notes 3 and 4).

     At December 31, 1998 the Company owed $12,415 to an officer and director of the Company, consisting primarily of rent expense for the operating subsidiary. The Company also incurred $3,000 in additional rent during 1999 payable to this individual. On July 23, 1999, the Company entered into a "Settlement and Mutual Release Agreement" ("The Agreement") with the same officer and director. The Agreement was made in order to settle a dispute that arose with respect to the Employment Agreement the Company had with the officer and director (See Note 12(A)(i)). The Agreement stipulated that the officer and director place in escrow 800,000 of the 900,000 common shares that were previously issued to him, limit his sale of the remaining shares to a maximum of 10,000 shares in any one calendar month, submit his resignation as an officer and director, and return all the Company's equipment, drawings, tools etc. In addition, the Agreement canceled the non-compete obligation in the employment agreement. In exchange, the Company would either pay the individual $20,000 or arrange for the purchase by third parties of the common stock placed in escrow. Subsequent to the agreement date the 560,000 shares of the common stock placed in escrow was purchased by the Company's chairman who is a principal shareholder. In addition, other directors of the Company purchased 80,000 shares and unrelated parties purchased 160,000 shares. Accordingly, no cash payment was made by the Company and all of the Company's liabilities to the officer and director were considered settled pursuant to the agreement and recorded as additional paid in capital of $23,000 from the forgiveness of debt (consisting of $15,145 in rent and $7,585 in wages (See Note 12(A)(1)).

NOTE  8  NOTES PAYABLE - RELATED PARTY
-------  -----------------------------
  (A) In January 1997, the board approved the purchase of an automobile from --- a corporation, which is one-third owned by a director of the Company.
       The consideration for this purchase was 100,000 shares of the Company's common stock, valued at $0.25 per share and a note for $10,000. There is no formal agreement between the parties and the note is secured by the automobile. The note was originally due and payable 12 months from issuance, or January 28, 1998. As of December 31, 1999, there has been no payment on the note and payment has been deferred until there is sufficient cash flow. The acquired automobile was modified to an electric vehicle and is currently being used as a demonstration vehicle (See Note 4).

  (B) During 1997, a corporation, which is one-third owned by a director of --- the Company, advanced the Company funds and also paid for certain expenses on behalf of the Company. The amount totaled $17,809 and was recorded as an accounts payable - related party at December 31, 1997. In January 1998, the Company signed a promissory note payable to the corporation for the $17,809. The amount is due on demand with interest of 6% beginning January 1998. No payments were made on this note during 1999 and 1998. As of December 31, 1999, $2,138 in accrued interest on the note is included in accrued expenses (See Note 6).

NOTE  9  STOCKHOLDERS' DEFICIENCY
-------  ------------------------
  (A)  Preferred stock
  ---  ---------------
       The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $.0001 per share, with such designations, preferences, limitations and relative rights as may be determined by the Board of Directors. No preferred stock has been issued as of December 31, 1999.

  (B)  Common stock
  ---  ------------
       The Company is authorized to issue 50,000,000 shares of common stock with a par value of $.0001 per share. At December 31, 1999 and 1998, there were 3,575,600 and 2,964,000 shares of common stock issued and outstanding, respectively.

       On January 1, 1999, the Company issued an offering circular pursuant to an exemption with the United States Securities and Exchange Commission contained in Regulation D, Rule 504. The offering called for 500,000ommon shares at an offering price of $1.00 per share with a minimum subscription of

       $1,000. No shares were issued pursuant to this offering circular through the date of this report and the offering was cancelled.

       In January 18, 1999, the Board agreed to offer up to 500,000 shares of common stock, pursuant to Section 4(2) of the Securities Act of 1933, as amended, at a $0.125 per share offering price. No offering document was prepared and no shares were issued under this offering.

       During May to December 1999, the Company issued 455,600 shares of common stock pursuant to Section 4(2) of the Securities Act of 1933, as amended, at $0.125 per share for total proceeds of $56,775.

       On December 13, 1999, the Board agreed to offer up to 3,000,000 shares of common stock, pursuant to section 4(2) of the Securities Act of 1933, as amended, at $0.125 per share. No shares were issued under this offering in 1999 and 690,000 shares have been issued through the date of this report.

  (C)  Stock Options
  ---  -------------
       The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for options issued to employees as of December 31, 1999 and 1998. Had compensation cost for the Company's stock-based compensation been determined on the fair value method at the grant dates for awards, consistent with Statement of
       Accounting Standards No 123, "Accounting for Stock Based Compensation"
      (Statement No. 123) the Company's net loss for the years ended December
       31, 1999 and 1998 would have been increased to the pro-forma amounts indicated below.

                                                        1999          1998
                                                      ---------      --------
       Net loss          As reported                  $(85,898)      $(54,404)
                         Pro forma                    $(87,769)      $(63,225)

       Net loss per
       Share            As reported                   $(0.1195)      $(0.0191)
                        Pro forma                     $(0.1221)      $(0.0222)

       The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income (loss) for future years due to, among other things, the effects of vesting.

       The stock options term is five years from the grant date. Stock options issued vest over a three-year period.

       For financial statement disclosure purposes, the fair market value of eachstock option grant is estimated on the date of grant using the minimum value method, which did not differ from the fair market value computed using the Black-Scholes method, in accordance with Statement No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 6.0%, and expected term of three years.

       A summary of the Company's outstanding common stock options as of December 31,1999 and changes during the year is presented below:

                                                             Weighted -
                                                Number        Average
                                               of shares    Exercise Price
                                               ---------    --------------
       Stock Options
       -------------
         Balance at beginning of period         660,000      $       0.25
         Granted                                     -                 -
         Exercised                                   -                 -
         Forfeited                              460,000              0.25
                                                --------     ------------
         Balance at end of period               200,000      $       0.25
                                                ========     ============
         Options exercisable at end of period   133,333      $       0.25
                                                ========     ============
         Weighted average fair value of options
         granted during the period                           $          -
                                                             ============
         The following table summarizes information about options outstanding at December 31, 1999.

         Options Outstanding                              Options exercisable
         -------------------                             -----------------
                                   Weighted
                                   Average     Weighted    Number    Weighted
         Range of      Number     Remaining    Average     Exercisa  Average
        Exercisable  Outstanding  Contractual  Exercise    ble At    Exercise
           Price     At Year End               Life Price  Year End  Price
        -----------  -----------  -----------  ---------   --------  --------
        $      0.25      200,000   Years 1.78 $      0.25  335,000   $   0.25

NOTE  10  INCOME TAXES
--------  ------------
       The provision for income taxes for the years ended December 31, 1999 and 1998 consists of the minimum California franchise tax expense for CEAC of $1,940 in 1999 and $800 in 1998. Provision for income taxes is summarized as follows:

                                                        1999          1998
                                                      ---------      --------
       Current income taxes                          $    1,940     $   800
       Deferred income taxes                                 -          -
                                                      ---------      -------
                                                     $    1,940     $   800
                                                     ==========     ========
       The Company's tax expense differs from the "expected" tax expense (benefit) for the years ended December 31, 1999 and 1998 (computed by applying the applicable Federal corporate tax rate to loss before taxes) as follows:
                                                      1999          1998
                                                    ---------      --------
       Computed "expected" tax (benefit)           $ (12,885)     $(11,850)
       State income tax                                1,940           800
       Effect of net operating loss                   12,885        11,850
                                                    ---------      -------
                                                   $    1,940     $    800
                                                     ==========     ========

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:
                                                      1999          1998
                                                    ---------      --------
       Deferred tax assets:
       Net operating loss carry-forward )           $  44,693      $31,808
                                                    ---------      -------
       Total gross assets                              44,693       31,808
       Less valuation allowance                       (44,693)     (31,808)
                                                    ---------      -------
       Net deferred tax asset                       $      -            -
                                                     ==========     ========
       At January 1, 1999, the valuation allowance was $31,808. The net change in the valuation allowance during the year ended December 31, 1999 was an increase of $12,885.

       As of December 31, 1999, the Company has state and federal net operating loss carryforwards before any limitations, which expire as follows:

           Year Ending
            December 31,         State            Federal
       ------------------    ------------       ----------
             2001           $      15,028      $        -
             2002                 142,622               -
             2003                  54,404               -
             2004                  85,898               -
             2011                     -             15,028
             2012                     -            142,622
             2018                     -             54,404
             2019                     -             85,898

NOTE  11  RELATED PARTIES
--------  ---------------
       In January 1997, the Company entered into a consulting agreement with a corporation that is one-third owned by a director of the Company. The agreement had a twelve-month term at a rate of $2,000 per month. As of December 31, 1998, the Company owed the corporation $24,000 under this agreement. During 1999 the Company paid $14,000 toward the amount owed. The Company has accrued an additional $11,000 in consulting fees payable to this corporation for services rendered in 1999. The Company owes this corporation a total of $21,000 in consulting fees at December 31, 1999 (See Note 7).

       See Notes 2, 5, 6, 7, 8, and 12 for additional related party transactions.

NOTE  12  COMMITMENTS AND CONTINGENCIES
--------  -----------------------------
  (A)  Employment Agreements
  ---  ---------------------
       (i) The Company entered into an employment agreement with an officer and director of the Company to provide services related to the conversion of electric vehicles through November 1998. The Company did not make payments on this agreement due to a lack of adequate cash flow and there was a remaining balance owed to the individual at December 31, 1998 of $7,585. During 1999, the payable to this officer and director was settled pursuant to a "Settlement and Mutual Release Agreement" (See Note 7).

       (ii) The Company entered into an employment agreement with an individual to become the Company's President as of August 1, 1997. The agreement called for payments of $1,500 per month for part-time services once the Company completed a private placement. In addition, the agreement granted 100,000 options to purchase the Company's common stock at $0.25 per share, and an additional 10,000 options at $0.25 per share for each month of employment. Further, the agreement stated that within 60 days of raising $250,000 through the sale of common stock, compensation would increase to $5,000 per month as a full time officer and employee. The agreement also contained bonus clauses granting additional stock options if certain criteria were met. The Company made no cash payments on the employment agreement due to inadequate cash flow. The total accrued balance payable to the individual at December 31, 1998 was $8,775 for services rendered through May 1998.

            On October 27, 1999, the Company entered into a "Settlement Agreement" (the "Settlement") with the President of the Company to settle and compromise disputed claims between the Company and the individual. The Settlement stipulated that the Company issue 48,000 shares of its common stock valued for financial reporting purposes at its fair market value based upon recent cash issuances to fully pay all amounts owed to said individual at October 1,
The stock was issued in December 1999 and the liability of $8,775 was settled at that time.

  (B)  Consulting Agreement
  ---  --------------------
       In January 1999, the Company hired a consultant to prepare a professional business plan in exchange for 100,000 shares of stock valued for financial reporting purposes at $0.125 per share based upon the price of a concurrent offering (see Note 12(D)). The Company recorded a consulting expense of $12,500 pursuant to SFAS 123. The business plan was completed in June 1999 and the shares were issued to the individual in July 1999 for services rendered.

NOTE 13  GOING CONCERN
-------  -------------
  The Company's financial statements for the year ended December 31, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal ourse of business. The Company incurred a net loss of $85,898 for the year ended December 31, 1999 and has accumulated losses since inception of $298,182.
  In addition, the Company's working capital deficiency of $58,055 at December 31, 1999 may not enable it to meet such objectives as presently structured.

  The ability of the Company to continue as a going concern is dependent upon the Company's ability to attain a satisfactory level of profitability and obtain suitable, adequate financing. Management's plans include seeking an equity investment as detailed in Note 12(D)(ii). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 14  SUBSEQUENT EVENTS
-------  -----------------
  (A)  Stock Issuances
  ---  ---------------
       (i) During January 2000, the Company issued 550,000 shares of its common stock at $0.02 per share to a corporation in partial payment of amounts owed to the corporation (See Notes 7 and 11).

       (ii) During January 2000, the Company issued 250,000 shares of its common stock at $0.02 per share to a related party as payment for services rendered through December 31, 1999. The $5,000 of consulting fees is included in accounts payable - related party at December 31, 1999.

       (iii) During January 2000, the Company issued 96,000 shares of its common stock at $0.02 per share to individuals for services rendered in 2000.

       (iv) During February and March 2000, the Company issued 690,000 shares of its common stock for cash at $0.125 per share pursuant to an offering under Section 4(2) of the Securities Act of 1933, as amended (See Note 12(D)(ii)).

  (B)  Operating Lease
  ---  ---------------
  During February 2000, the Company entered into a lease agreement commencing March 1, 2000 and terminating August 31, 2000 at $3,000 per month. The lease contains an option to renew for a six-month period at the same monthly rate.

                              SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.


AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

Dated: 4/20/2000

\\GARY G. DeGANO\\